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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number: 0-28800

Durban Roodepoort Deep, Limited
(Translation of registrant's name into English)

45 Empire Road, Parktown, South Africa
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X             Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Note:    Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Note:    Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No X

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

        Attached to the Registrant's Form 6-K Filing for the month of January 2003, and incorporated by reference herein, are:

Exhibit No.	Description
1.	News Release entitled "Durban Roodepoort Deep, Limited Acquires 14% Interest in Emperor Mines Limited, dated December 17, 2002.
2.	News Release entitled "Durban Roodepoort Deep, Limited Completes Acquisition of 14% Interest in Emperor Mines Limited—New Directors and Chairman Appointed", dated January 15, 2003.
3.
Notification of Dealing in Securities by Directors of Listed Company pursuant to Johannesburg Stock Exchange Rule 3.72 relating to Mr. Ian Louis Murray's purchase of 15,000 ordinary shares of the Registrant at a price of R30.49 on November 4, 2002.
4.
Notification of Dealing in Securities by Directors of Listed Company pursuant to Johannesburg Stock Exchange Rule 3.72 relating to Mr. Mark Michael Wellesley-Wood's purchase of 9,271 ordinary shares of the Registrant at a price of R30.49 and 10,729 ordinary shares of the Registrant at a price of R32.70 on November 7, 2002.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DURBAN ROODEPOORT DEEP, LIMITED
By:	/s/ MARYNA ELOFF Maryna Eloff Group Company Secretary

Dated: January 27, 2003

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FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
SIGNATURES